Exhibit 99.2

PUYI INC. ANNOUNCES CHANGE OF DIRECTORS AND SENIOR MANAGEMENT

GUANGZHOU, China, November 28, 2023 (GLOBE NEWSWIRE) -- Puyi Inc. (NASDAQ: PUYI) (“Puyi,” “we” or the “Company”), a leading third-party wealth management services provider in China with a focus on the affluent and emerging middle class population, today announced that, with immediate effect, Ms. Yang Yuanfen (“Ms. Yang”), Vice President and Head of Finance Department of the Company, has been further appointed by the Company’s board of directors (the “Board”) as the Chief Financial Officer of the Company (the “CFO”), filling the vacancy left by the resignation of Mr. Hu Anlin (“Mr. Hu”), the former CFO and Vice President and a director of the Company.

Ms. Yang has demonstrated financial expertise, project management skills, and effective leadership in various organizations and industries throughout her career. She has been serving as the Head of Finance Department of the Company since November 2010, where she leads various financial initiatives, including project investment and financing, internal control, and fund management. She has also been serving as Vice President of the Company since July 2022, where she is responsible for the management of the finance department and compliance and risk control department. Prior to joining the Company, Ms. Yang served as finance manager and head of accounting in multiple companies.

Mr. Zhang Jianjun (“Mr. Zhang”), serving as an independent director of the Company and the member of the audit committee of the Company, was removed from the Board today, pursuant to Article 105(e) of the Articles of Association of the Company.

Following the foregoing changes, our board of directors consists of five directors, two of which are independent directors, and is co-chaired by Mr. Ren Yong and Mr. Kong Youjie. Our audit committee consists of two independent directors, Mr. Luo Jidong and Dr. Zhai Lihong, and is chaired by Mr. Luo Jidong. Our current directors and executive officers as of the date of this Form 6-K are as follows:

Name	Position
Ren Yong	Chairman of the board, Chief Executive Officer
Kong Youjie	Co-chairman of the board
Yang Yuanfen	Chief Financial Officer, Vice President, Head of Finance Department
Hu Yinan	Director
Luo Jidong	Independent Director
Zhai Lihong	Independent Director

About Puyi

Headquartered in Guangzhou, China, Puyi is a leading third-party wealth management service provider in China with a focus on the affluent and emerging middle class population. Puyi also provides a series of comprehensive financial asset allocation services including wealth management services, asset management services, insurance consulting services, trust consulting services and ancillary services. For more information, please visit https://ir.puyiwm.com/.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the third-party wealth management industry in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets the Company serves and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Investor Relations Contact

Doris Wu

Financial Reporting Department

Phone: +86-20-28866499

Email: ir@puyiwm.com